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02058661

PE 9-10?

RECEIVED SEP 23 2002

PROCESSED SEP 24 2002 THOMSON FINANCIAL P

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A

ISSUER DETAILS:

Name of Issuer – Rimfire Minerals Corporation
Issuer Address – 700 – 700 West Pender Street, Vancouver, BC V6C 1G8
Issuer Telephone Number - (604) 669-6660
Issuer Website – www.rimfireminerals.com
Contact Person – David Caulfield
Contact Position – President
Contact Telephone Number – (604) 669-6660
Contact Email Address – davidc@rimfire.bc.ca
For Quarter Ended – July 31, 2002
Date of Report – September 20, 2002

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Name of Director David Caulfield

"David Caulfield"
Date Signed September 20, 2002

Name of Director Henry Awmack

"Henry Awmack"
Date Signed September 20, 2002

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Six months Ended July 31, 2002

Expressed in Canadian Dollars

(Unaudited – prepared by management)

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheet

July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	July 31, 2002	July 31, 2001 (Restated)	Fiscal Year End January 31, 2002
ASSETS			
Current			
Cash	$1,163,192	$ 544,854	$ 374,568
Marketable securities (Note 3)	65,000	50,000	33,000
Accounts receivable	69,375	69,736	29,193
	1,297,567	664,590	436,761
Capital Assets, net of accumulated depreciation ($18,584-Jul'02, $13,282-Jul'01, and $16,343-Jan)	16,449	16,673	17,298
Project Deposits (Note 4)	22,000	--	--
Deferred Compensation Expense (Note 6)	11,520	--	--
Mineral Properties (Note 5)	--	--	--
	$ 1,347,536	$ 681,263	$ 454,059
LIABILITIES			
Current			
Accounts payable and accruals	13,798	8,452	32,980
Payable to related party (Note 7)	55,642	46,553	20,275
	69,440	55,005	53,255
Deferred compensation (Note 6)	11,520	--	--
	80,960	55,005	53,255
SHAREHOLDERS' EQUITY			
Share Capital (Note 6)	3,834,779	2,732,778	2,747,973
Deficit	(2,569,483)	(2,106,520)	(2,347,169)
Contributed Surplus (Note 6)	1,280	--	--
	1,266,576	626,258	400,804
	$ 1,347,536	$ 681,263	$ 454,059

APPROVED BY THE BOARD

"David Caulfield"
Director

"Henry Awmack"
Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Loss & Deficit

Six months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended July 31		6 months ended July 31	
Administration	**2002**	**2001**	**2002**	**2001**
Revenue				
Interest	$ 1,000	$ 1,396	$ 1,189	$ 2,872
Management fees	4,991	--	4,991	--
	5,991	1,396	6,180	2,872
Expense				
Accounting and legal	20,207	28,864	21,914	32,516
Depreciation	1,186	1,161	2,241	2,396
Investor services	18,341	5,519	31,066	25,904
Management services	16,082	13,055	31,902	27,829
Office	14,309	7,396	20,300	16,533
Rent	8,444	8,176	16,888	18,493
Salaries & support services	17,145	16,171	33,331	31,378
Telephone and fax	796	669	1,445	1,186
Travel and entertainment	4,815	2,577	7,313	8,101
	101,325	83,588	166,400	164,336
Mineral Property Interests				
Revenue				
Property option proceeds	35,000	--	97,678	46,000
Expense				
Acquisition costs	16,776	19,723	62,638	48,332
Exploration expenditures	79,414	55,578	100,476	76,743
Exploration tax credit	(1,771)	(9,251)	(3,342)	(9,573)
	94,419	66,050	159,772	115,502
Net Loss	154,753	148,242	222,314	230,966
Deficit, Beginning of Period (Note 2)	$2,414,730	1,958,278	2,347,169	1,875,554
Deficit, End of Period	$2,569,483	$2,106,520	$2,569,483	$2,106,520
Loss Per Share	$ 0.01	$ 0.02	$ 0.02	$ 0.03

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows

Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended July 31		6 months ended July 31	
	2002	**2001**	**2002**	**2001**
Cash Flows used for Operating Activities				
Administration				
Cash paid to suppliers and employees	($144,584)	($117,190)	($218,926)	($163,180)
Repayment of advances from related party	36,119	26,235	35,367	32,347
Revenue received	5,991	1,396	6,180	2,872
Mineral Property Interests				
Acquisition costs	(16,751)	(10,973)	(53,863)	(22,082)
Exploration costs	(79,414)	(55,577)	(100,476)	(76,743)
Property option proceeds	35,000	-	65,678	20,000
	(163,639)	**(156,109)**	**(266,040)**	**(206,786)**
Cash Flows used for Investing Activities				
Project deposits	(9,600)	--	(22,000)	--
Purchase of office equipment	(1,392)	--	(1,392)	--
	(10,992)	**-**	**(23,392)**	**-**
Cash Flows From Financing Activities				
Issue of common shares for cash	606,533	111,800	1,129,583	386,800
Share issue costs	(2,687)	(9,561)	(51,527)	(38,978)
	603,846	**102,239**	**1,078,056**	**347,822**
Increase in Cash	429,215	(53,870)	788,624	141,036
Cash, Beginning of Period	733,977	598,724	374,568	403,818
Cash, End of Period	$1,163,192	$ 544,854	$1,163,192	$ 544,854
Supplemental Information on Non-Cash Transactions				
Mineral property acquisition costs	--	$ (8,750)	$ (8,750)	$ (26,250)
Shares issued for mineral property acquisitions	--	8,750	8,750	26,250
Marketable securities received	--	--	(32,000)	(26,000)
Mineral property option proceeds	--	--	32,000	26,000
Deferred compensation	(1,280)	--	(1,280)	--
Stock option to non-employee	1,280	--	1,280	--

RIMFIRE MINERALS CORPORATION

Consolidated Changes in Shareholders' Equity

Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended July 31		6 months ended July 31	
	2002	2001	2002	2001
Common Shares (Note 6)				
Opening balance	$3,230,933	$2,612,747	$2,747,973	$2,358,706
Private placement	--	--	391,523	236,541
Private placement (flow-through)	100,131	59,481	100,131	59,481
Share-purchase warrants	497,465	51,800	580,152	51,800
Employee stock options	6,250	--	6,250	--
Issued for mineral properties	--	8,750	8,750	26,250
Closing balance	3,834,779	2,732,778	3,834,779	2,732,778
Retained Earnings				
Opening balance	(2,414,730)	(1,958,278)	(2,347,169)	(1,875,554)
Net loss	(154,753)	(148,242)	(222,314)	(230,966)
Closing balance	(2,569,483)	(2,106,520)	(2,569,483)	(2,106,520)
Contributed Surplus				
Opening balance	--	--	--	--
Share-based compensation (Note 6)	1,280	--	1,280	--
Closing balance	1,280	--	1,280	--
Shareholders' Equity	**$1,266,576**	**$626,258**	**$1,266,576**	**$626,258**

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Mineral Property Expenditures

Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	Option Proceeds	Acquisition Costs	Exploration Costs	Exploration Tax Credit
Adam	$ --	$ 2,854	$ 11,733	$ (2,332)
William's Gold	(10,000)	22,632	2,690	(522)
Fer / Lin	--	4,410	110	--
RDN	(25,000)	2,688	876	(155)
Thorn	(47,000)	25,667	765	(141)
Tide	--	2,115	1,044	(192)
Alaska	(15,678)	2,272	95	--
Other	--	--	83,163	--
Total	$ (97,678)	$ 62,638	$100,476	$ (3,342)

Cumulative Net Mineral Property Costs since Inception

	January 31 2002	Current	July 31 2002
Adam	$ --	$ 12,255	$ 12,255
William's Gold	93,605	14,800	108,405
Fer / Lin	87,417	4,520	91,937
RDN	839,885	(21,591)	818,294
Thorn	328,558	(20,709)	307,849
Tide	32,002	2,967	34,969
Alaska	12,084	(13,311)	(1,227)
Other	-	83,163	83,163
Total	$1,393,551	$ 62,094	$1,455,645

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

---

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	30%
Office equipment and furniture	20%

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company retroactively adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-based Compensation

The Company applies the intrinsic value based method to account for share-based compensation issued to employees or directors, whereby compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, no compensation expense has been recognized. Stock options granted to employees after January 2002 will require additional disclosures for options, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. There were no stock options granted to employees after January 31, 2002.

Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received or the period when the options become freely exercisable and amortized over the period when goods or services are expected to be received. The consideration received on the exercise of share options is credited to share capital.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RESTATEMENT

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

2. RESTATEMENT (continued)

excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances, which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings.

The Company restated its previously reported financial statements as follows:

	3 months July 31 2001	6 months July 31 2001
Mineral property interests decreased by	$(1,329,160)	$(1,329,160)
Deficit increased by	1,329,160	1,329,160
Net loss increased by	66,050	69,502
Loss per share increased by	$0.01	$0.01

3. MARKETABLE SECURITIES

	2002	2001
Blackstone Ventures Inc. - 20,000 shares	$ 6,000	$ 6,000
First Au Strategies Corp. - 100,000 shares	32,000	--
Hyder Gold Inc. - 150,000 shares	18,000	18,000
Western Keltic Mines Inc. - 200,000 shares	52,000	52,000
	108,000	76,000
Less write-down to estimated market value	(43,000)	(26,000)
	$ 65,000	$ 50,000

The estimated market value of the marketable securities at July 31, 2002 was $56,100

4. PROJECT DEPOSITS

The project deposits represents term deposits in favour of regulatory authorities held as a site restoration deposits. During the quarter, a reclamation bond in the amount of $9,600 was established for the Thorn property to cover the costs associated with a planned drilling program to be completed during the 2002 field season. The $12,400 bond for the RDN property is still in effect as the planned reclamation has not yet taken place.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS

	2002	2001
Acquisition costs	$ 62,638	$ 48,332
Aircraft and helicopter charters	27,358	12,551
Camp and support	5,057	5,786
Chemical analysis	1,436	2,956
Drafting	801	4,526
Freight	695	1,313
Materials and supplies	305	244
Maps and reproduction	3,551	5,517
Professional fees	46,727	31,674
Project management	10,702	6,719
Travel	3,841	3,477
	100,476	74,763
Exploration tax credits	(3,342)	(9,573)
	159,769	113,522
Option Proceeds	(97,678)	(46,000)
Cumulative Net Expenditures, Beginning of Period	1,493,984	1,314,631
Cumulative Net Expenditures, End of Period	$ 1,556,075	$ 1,382,153

The analysis of these expenditures by mineral property is reported in the Statements of Mineral Property Expenditures. The company's mineral property commitments are:

RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On June 1, 2001 the company granted Newmont Exploration of Canada Limited ("Newmont") an option to earn a 51% interest in the RDN claims. This option agreement was terminated on December 19, 2001 and the Company retains a 100% interest in the RDN Property, subject to a 1.34% NSR.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

RDN Claims, British Columbia (continued)

On April 23, 2002, the company signed a letter of agreement with Barrick Gold Corporation ("Barrick"), which provided that Barrick can earn a 75% interest in the property on completion of the following:

Incur exploration expenditures of

- not less than $300,000 during 2002
- not less than an aggregate of $1,500,000 on or before December 31, 2005

Cash payments of:

- $25,000 upon execution of the agreement (received)
- $25,000 on or before December 31,2002 and of each year thereafter until Barrick has earned the 75% interest

Upon vesting and prior to a positive decision to mine, Barrick shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Company of $50,000 per year. Until the positive decision to mine, the Company will not be obligated to contribute to the funding of the exploration of the property.

FER and LIN Claims, Yukon

Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2001 the company acquired an option to earn up to an 85% interest in the FER and LIN claims. The company has acquired a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:

- Incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest
- Incur cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest
- Incur cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest
- Pay Boliden $50,000 in cash or the equivalent value in common shares of the company upon completion of the second option (or upon vesting of an 85% interest)

When the company earns an 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia

On March 1, 2001 the company entered into an option agreement with Kohima Pacific Gold Corp. to acquire a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:

- $15,000 upon signing (paid)
- $15,000 on December 1, 2000 (paid)
- $10,000 on March 1, 2001 (paid)
- $15,000 on March 1, 2002 (paid)
- $25,000 on March 1, 2003
- $50,000 on March 1, 2004
- $100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2002 (completed)

Share issues of:

- 50,000 common shares upon signing (issued)
- 50,000 common shares on March 1, 2001 (issued)
- 25,000 common shares on September 1, 2001 (issued)
- 25,000 common shares on March 1, 2002 (issued)
- 25,000 common shares on September 1, 2002
- 25,000 common shares on March 1, 2003

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of the net smelter return for $3,000,000.

On March 1, 2002, the company signed an option agreement with First Au Strategies Corporation ("First Au"), which provides that First Au can earn a 51% interest in the property on completion of the following:

Incur expenditures of

- not less than $300,000 on or before the first anniversary
- not less than an aggregate of $700,000 on or before the second anniversary
- not less than an additional $500,000 on or before the third anniversary

Cash payments of:

- $15,000 upon regulatory approval of the agreement (received)
- $25,000 on or before the first anniversary
- $50,000 on or before the second anniversary
- $100,000 on or before the third anniversary

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia (continued)

Issue to the Company

- 100,000 common shares of First Au upon regulatory approval (received)
- 50,000 common shares of First Au on or before the first anniversary
- 50,000 common shares of First Au on or before the second anniversary
- 50,000 common shares of First Au on or before the third anniversary

Upon exercising the option, First Au will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

William's Gold (formerly Bill) Property, British Columbia

On May 17, 2001 the company entered into an option agreement with Lorne Warren and John Mirko to acquire a 100% interest in the BT claim (part of the William's Gold mineral property), subject to a 2.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:

- $10,000 upon signing (paid)
- $15,000 on May 1, 2002 (paid)
- $25,000 on May 1, 2003
- $40,000 on May 1, 2004

Share issues of:

- 25,000 common shares upon signing (issued)
- 25,000 common shares on December 31, 2001 (issued)
- 50,000 common shares on December 31, 2002
- 50,000 common shares on December 31, 2003
- 50,000 common shares on December 31, 2004

The company will issue an additional 100,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

On June 25, 2002, the company entered into an agreement to purchase 100% of John Mirko's interest in the William's Gold Property upon issuing 75,000 common shares. This agreement received exchange approval and the shares were issued subsequent to July 31.

On June 13, 2002, the company signed a letter of agreement with Stikine Gold Corporation ("Stikine"), which provides that Stikine can earn a 70% interest in the property on completion of the following:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. **MINERAL PROPERTY INTERESTS (continued)**

William's Gold Property, British Columbia (continued)

Incur expenditures of:

- not less than $125,000 on or before June 15, 2003
- *not less than an additional $300,000 on or before June 15, 2004*
- not less than an additional $350,000 on or before June 15, 2005
- not less than an additional $725,000 on or before June 15, 2006

Issue to the company:

- 100,000 common shares of Stikine on or before June 15, 2003
- 100,000 common shares of Stikine on or before June 15, 2004
- $50,000 or the equivalent in common shares of Stikine on or before June 15, 2005
- $50,000 or the equivalent in common shares of Stikine on or before June 15, 2006

Cash payments of:

- $10,000 upon signing of the agreement (received)
- $25,000 on or before May 1, 2003
- $40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance in lieu of the $500,000 expenditure.

Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for a total cash expenditure of $10, with an underlying agreement to give Newmont Canada Limited a 3 year right of first refusal to re-acquire an interest in the property if the company decides to assign, transfer for dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

Adam Property, British Columbia

In early April, the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company will conduct a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

ER-Ogo-Fire claims, Alaska

The company, through Rimfire Alaska, Ltd., holds a 100% interest in the ER-Ogo-Fire claims. Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:

incurring expenditures totaling $400,000 (US Dollars) as follows:
- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement.

making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Eagle Claims, Alaska

Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:

incurring expenditures totaling $400,000 (US Dollars) as follows:
- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Eagle Claims, Alaska (continued)

making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:

- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

California, Surf, Central Creek and Big Bend claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties, subject to an underlying 2% net smelter royalty on the Central Creek and Big Bend claims. The company has granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% for the following consideration:

Issuing an additional 200,000 common shares as follows:

- 100,000 shares on or before January 31, 2002 (received)
- 100,000 shares on or before December 31, 2002

Incurring an additional $1,500,000 in exploration expenditures on or before December 31, 2003.

In addition, Western Keltic Mines Inc. will pay the company's portion of the first $2,000,000 of joint venture expenditures after earning its 80% interest in the properties.

6. SHARE CAPITAL

Authorized
100,000,000 common shares without par value

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

6. SHARE CAPITAL (continued)

Issued and fully paid	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
January 31	9,453,288	$2,747,973	7,936,288	$ 2,358,706
Issued for cash				
Common shares, net of share issue costs of $51,527 ('02), $38,978('01)	2,706,333	1,078,056	1,392,000	347,822
Issued for mineral properties	25,000	8,750	75,000	26,250
July 31	12,184,621	$ 3,834,779	9,403,288	$ 2,732,778

The following options and warrants to purchase shares were outstanding as at July 31, 2002:

Description	Number of Shares	Issue Price Per Share	Expiry Dates
Directors' options	600,000	$0.25	March 2, 2006
Employee's options	100,000	$0.25	March 2, 2006
Officer's options	20,000	$0.35	February 22, 2007
Share purchase warrants	1,100,000	$0.40	May 1, 2003
Share purchase warrants	1,100,000	$0.45	April 15, 2004
Share purchase warrants	170,000	$0.75	July 3, 2003
Share purchase warrants	75,000	$0.45	July 17, 2003

The 20,000 officer's options, granted on February 22, 2002 and expiring on February 22, 2007, were given shareholder approval at the Annual General Meeting held June 28, 2002. The fair value of these options was calculated using the Black-Scholes option pricing model with the following assumptions:

Volatility:	213%
Risk-free interest rate	3.38%
Expected life	5 years

7. RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

8. FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:

(1) Share-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring share-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

Stock options granted to non-employees for services rendered to the company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the company has used the fair value method to account for options granted to non-employees during the periods presented, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(2) Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(3) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(4) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the *consolidated financial statements is summarized as follows:*

(i) **Shareholders' Equity**	**July 31 2002**	**July 31 2001**	**January 31 2002**
Shareholders' equity under Canadian GAAP	$1,266,576	$ 626,258	$400,804
Add (deduct)			
Deferred income tax liability	(62,425)	(54,925)	(62,425)
Shareholders' equity under U.S. GAAP	$ 1,204,151	$ 571,333	$ 338,379

(iii) **Net Loss**	**3 months ended July 31**		**6 months ended July 31**	
Weighted average number of shares	**2002**	**2001**	**2002**	**2001**
Under Canadian GAAP	11,192,965	9,152,505	10,443,025	8,571,050
Escrow shares	397,365	570,675	397,365	570,675
Under U.S. GAAP	10,795,600	8,581,830	10,045,660	8,000,375
Loss Per Share - U.S. GAAP	$ 0.01	$ 0.02	$ 0.02	$ 0.03

10. ENVIRONMENTAL

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration to be incurred for existing mineral property interests is uncertain.

BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedules B & C

ISSUER DETAILS:

Name of Issuer – Rimfire Minerals Corporation
Issuer Address – 700 – 700 West Pender Street, Vancouver, BC V6C 1G8
Issuer Telephone Number - (604) 669-6660
Issuer Website – www.rimfireminerals.com
Contact Person – David Caulfield
Contact Position – President
Contact Telephone Number – (604) 669-6660
Contact Email Address – davidc@rimfire.bc.ca
For Quarter Ended – July 31, 2002
Date of Report – September 20, 2002

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedules A and Schedules B & C.

Name of Director David Caulfield

"David Caulfield"
Date Signed September 20, 2002

Name of Director Henry Awmack

"Henry Awmack"
Date Signed September 20, 2002

RIMFIRE MINERALS CORPORATION

Report to Shareholders
July 31, 2002
(Unaudited – prepared by management)

1. EXPLORATION EXPENSES

Exploration expenditures during the three months ended July 31, 2002:
(year to date figures also in Note 5 to Schedule A)

	2002
Acquisition costs	$ 16,776
Aircraft and helicopter charters	27,358
Camp and support	4,575
Chemical analysis	1,436
Drafting	225
Freight	695
Materials and supplies	305
Maps and reproduction	1,922
Professional fees	30,560
Project management	8,497
Travel	3,841
	79,414
Exploration tax credits	(1,771)
	77,643
Option Proceeds	(35,000)

GENERAL AND ADMINISTRATIVE EXPENSES

during the three months ended July 31, 2002:

Accounting and legal	20,207
Depreciation	1,186
Investor services	18,341
Management services	16,082
Office	14,309
Rent	8,444
Salaries and support services	17,145
Telephone and fax	796
Travel and entertainment	4,815
	101,325

3(a) Securities Issued During Three Months Ended July 31, 2002

Date	Type	Number	Price	Proceeds	Consideration
May 6, 2002	Common (Share Purchase Warrant Exercised)	40,000	$0.40	$16,000	Cash
May 24, 2002	Common (Warrant Exercised)	14,000	0.45	6,300	Cash
June 3, 2002	Common (Options Exercised)	25,000	0.25	6,250	Cash
June 5, 2002	Common (Warrant Exercised)	10,000	0.45	4,500	Cash
June 11, 2002	Common (Warrant Exercised)	21,000	0.45	9,450	Cash
June 28, 2002	Common (Warrant Exercised)	10,000	0.40	4,000	Cash
July 3, 2002	Common (Private Placement)	170,000	0.60	102,000	Cash
July 3, 2002	Common (Warrant Exercised)	812,500	0.40	325,000	Cash
July 10, 2002	Common (Warrant Exercised)	10,000	0.45	4,500	Cash
July 15, 2002	Common (Warrant Exercised)	133,333	0.40	53,333	Cash
July 17, 2002	Common (Warrant Exercised)	12,500	0.40	5,000	Cash
July 18, 2002	Common (Warrant Exercised)	14,000	0.45	6,300	Cash
July 24, 2002	Common (Warrant Exercised)	42,000	0.45	18,900	Cash
July 25, 2002	Common (Warrant Exercised)	100,000	0.45	45,000	Cash
	Total	**1,414,333**		**$606,533**	

3(b) Options granted during three months ended July 31, 2002

Date	Optionee	Number	Price	Expiry Date
February 22, 2002	Ian J. Talbot[1]	20,000	$0.35	February 22, 2007

[1] Grant of options ratified by shareholders at the Annual General Meeting held June 28, 2002

5 **Directors**

David Caulfield, President and Director
Henry Awmack, Director
Mark Baknes, Director
Jack Miller, Director
Gary Paulson, Director

RIMFIRE MINERALS CORPORATION

Report to Shareholders

During the second quarter, field crews have been active exploring a number of the Company's properties in Alaska, Yukon and northern British Columbia. The Company has also completed a letter of agreement on the William's Gold property (formerly the Bill Property) in northern B.C.

Earlier this year, AngloGold (U.S.A) Ltd. optioned two properties from Rimfire in the Goodpaster District of Alaska, in the vicinity of TeckCominco/Sumitomo's Pogo Gold Deposit (5.5 million oz at 0.55 oz/ton). AngloGold can earn up to a 70% interest in the two properties (Eagle and ER-Ogo-Fire) by making staged cash payments totaling US$100,000 per property and conducting US$900,000 in exploration expenditures per property. AngloGold is currently undertaking mapping, prospecting and soil and rock geochemical surveys to aid in identification of targets for future drill testing.

A diamond drilling program, funded by Barrick Gold Corporation, has been started on the Company's RDN property. The Company has granted Barrick Gold the right to earn and maintain a 75% interest in the RDN property by funding all exploration until a production decision. Rimfire acquired the RDN property in 1997, identifying that the geological setting was similar to that hosting the Eskay Creek Mine located 40 km south of the RDN. Barrick Gold's Eskay Creek Mine is one of Canada's highest-grade precious metal deposits where mining to date has extracted over 2 million ounces of gold and 90 million ounces of silver.

Preliminary fieldwork has been started on the Thorn property in northwestern B.C. The work program included a structural study, drill pad construction and prospecting of soil geochemical anomalies in Camp Creek. Prospecting led to the discovery of a new zone, the Oban Zone, where a float sample assayed 6149 g/t (179 oz/ton) silver, 3.5 g/t gold, 40% lead and 3.5% zinc. All work is being funded by First Au Strategies who are earning a 51% interest in the property by incurring $1.2 million in exploration expenditures over three years. First Au is planning to drill six holes this fall to complete their first year work commitment.

In other exploration work, Rimfire has targeted four areas in the Yukon under the Yukon Mineral Incentive Program (YMIP) and more recently carried out initial fieldwork on the newly acquired Adam property, a porphyry copper-gold target in northwestern B.C.

The Company has signed a letter of agreement with Stikine Gold Corporation on the William's Gold project. Stikine may earn its interest by funding exploration expenditures totaling $1,500,000 over four years and making staged cash and share payments totaling $175,000 and 150,000 shares. Ground-based geophysical surveying, prospecting and mapping, commenced on the William's Gold project in early September.

During the quarter, the Company closed a flow-though private placement raising $102,000 by selling 170,000 units at $0.60. A portion of this placement will be used to fund exploration on the Adam property. In addition to the flow-through financing, the Company has received $504,533 through the exercise of 1,244,333 share purchase warrants in the second quarter. As of July 31, the company had 12,184,621 shares outstanding and over $1.1 million in working capital.

The Company's administration expenses for the six months ending July 31, 2002 have remained consistent with those of the previous year. Management revenue represents the Company's management fee for the Thorn exploration program. Subsequent to July 31, the Securities and Exchange Commission declared the current 20-F registration submission to be acceptable. The Company is now listed in Standard & Poor's Corporate Records, and shares can be traded in the United States under the "blue sky" provisions of the Exchange Act. The completion of the 20-F process should reduce accounting and legal expenses for the rest of the fiscal year. Investor services expenses are significantly higher than the comparable period last year. The Company has exhibited and plans to exhibit at more trade shows this year than were attended last year. This has also resulted in a related increase in travel and entertainment expenses. The Company has sufficient working capital to continue the current program of developing projects to the option/joint-venture stage and to provide administrative support to the existing projects. The following table shows the financings conducted this fiscal year and the disposition of the funds.

Date of Financing	Funds Raised	Purpose	Expenditures for the stated purpose
April 15, 2002	440,000	Working capital, project generation	$149,802 (34%)
July 3, 2002	102,000	Flow-through for BC projects	$ 1,066 (1%)

For more detail on Rimfire's activities, please check out our website at www.rimfireminerals.com or call Jason Weber, Manager of Corporate Communications, or myself at 604-669-6660.

On behalf of the Board of Directors:

"David A. Caulfield"

David A. Caulfield
President and CEO

September 20, 2002
Vancouver, B.C.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date September 20, 2002

By: ______________________
David A. Caulfield, President